December 31, 2019

James Byrd, Jr.

Chairman, Chief Executive Officer Legion Capital Corp.

301 E. Pine St, Suite 850

Orlando, FL 32801

Re:	Legion Capital Corp.

Offering Statement on Form 1-A

Filed November 27, 2019

File No. 024-11123

Dear Mr. Byrd:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed November 27, 2019 Part II

General, page 1

1.	Please revise to disclose whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Please refer to General Rule (a)(3) of Part F/S of Form 1-A.

RESPONSE: We have revised the document to provide as follows:

We have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

2.	Please revise to clearly disclose the date you plan to adopt each recently issued or revised accounting standard.

RESPONSE: We will be filing an Amended Form 1-K prior to qualification of this offering statement, and we will include dates for anticipated adoption therein. Additionally, we have revised our offering statement to include the following language.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

We are an “emerging growth company”, as defined in the JOBS Act, and, for so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.07 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

3.	We note the disclosure on the cover page under “Restrictions on Redemption and Repurchase” that you will have no obligation “to redeem preferred shares upon a redemption request made by the holder if the Company, in its sole discretion, determines that redemption is not in the best interest of the Company.” Please make these disclosures clearly under the subheading “Redemption Requests at the Option of the Holder” where you discuss how stock holders can request redemption. Please also clarify, if true, that no redemption fees will be charged under the heading “Optional Repurchase Upon Death, Disability or Bankruptcy of a Holder.”

RESPONSE: We have revised the Document to address the inconsistency and have revised the language in these sections as follows:

Restrictions on Redemption and Repurchase. We will not be obligated in all cases to redeem shares of Redeemable Preferred Stock, whether upon a redemption request by a holder, at the option of the Company, or upon the death, total disability or bankruptcy of a holder. In particular, we will not redeem or repurchase any preferred shares if we are restricted by applicable law or our Certificate of Incorporation, as amended, from making such redemption or to the extent any such redemption would cause or constitute a default under any borrowing agreements to which we or any of our subsidiaries are a party or otherwise bound. In addition, we will have no obligation to redeem preferred shares upon a redemption request made by a holder if, in our sole discretion, we do not have sufficient funds available to fund that redemption.

4.	We note the statement on page 1: “During the next 12 months we plan to use our current cash, as well as additional capital procured through this offering and other capital sources, to build and acquire new businesses and opportunities within our core operating areas and potential new areas, to grow our current lending, real estate services and development businesses both organically and through acquisition and to expand our business services such as marketing and management.” Please expand to clarify whether there are any current plans, understandings or arrangements regarding acquisitions or business combinations. Please also expand on this disclosure in your Use of Proceeds section.

RESPONSE: We have revised the Document to state:

During the next 12 months we plan to use our current cash, as well as additional capital procured through this offering and other capital sources, to build and acquire new businesses and opportunities within our core operating areas and potential new areas, to grow our current lending, real estate services and development businesses both organically and through acquisition and to expand our business services such as marketing and management.  We intend to use the proceeds of this offering, after offering expenses, to make new business loans using the same business model and underwriting criteria as we currently use in our commercial lending activities. We currently have no pending or planned acquisitions or business combinations and there are no current agreements or arrangements regarding any such transactions.

Part II, page 1

5.	Please revise the offering amounts on the offering circular cover page to be consistent and to clarify, if true, that you are offering $20 million each of Bonds and Preferred Stock.

RESPONSE: We have revised the Document to fix this inconsistency.

Plan of Distribution and Selling Securityholders Plan of Distribution, page 11

6.	You disclose that you may engage placement agents in the future and pay commissions. Please disclose that, if you do, you will file a supplement to the offering statement naming the placement agents and their commissions before any sales are made under those arrangements.

RESPONSE: We have revised the Document to add the following language:

In the event the Company engages a placement agent, we will file a supplement to this offering statement disclosing the terms and details thereof.

Use of Proceeds to Issuer, page 13

7.	Revise to disclose the material terms of the debt you may retire or repay, including interest rate and maturity date. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. Refer to Item 6 and the Instructions to thereto Disclose whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. See Instruction 2 to Item 6 of Form 1-A.

RESPONSE: We have revised the document to reflect that no existing debt will be retired or repaid from the proceeds of this Offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 15

8.	Please revise to provide an analysis of the results of operations including discussion of relevant trends for each period presented in your financial statements. Please ensure you provide appropriate discussion related to the gain on sale of equity interests, bad debt expense and any other material item impacting financial results. Please refer to Item 9 of Part II of Form 1-A. To the extent that you provide information related to periods subsequent to your financial statements included in this filing, please label this information as Recent Developments or something similar.

RESPONSE: We have revised the Document to include the following additional disclosure:

During the 2017 and 2018 fiscal years, the Company grew its revenues from $942,487 in 2017 to $6,829,833 and reduced its operating loss (not including preferred dividends paid) from $3,519,476 in fiscal year 2017 to $3,296,482 in fiscal year 2018. For the six month periods ending June 30, 2017 and June 30, 2018 respectively, the Company had decreased revenue from $2,630,298 for June 30, 2018 to $2,133,734 for June 30, 2019, but we reduced our net loss (not including preferred dividends paid) during the same time periods, from $1,911,967 for the period ending June 30, 2018 to $1,248,286 for the period ending June 30, 2019. This improved profitability (reduced loss) is a result of our business becoming more streamlined as we focus on commercial lending and related service activities. We expect this trend to continue through the remainder of 2019 and into 2020 as we continue to grow our revenue base and gross operating profit while striving to maintain a more streamlined operating structure and attendant operating costs.

We experienced revenue from the sale of certain equity holdings we owned in certain projects in 2017 and 2018 of $20,000 and $1,695,182 respectively.

The foregoing equity sales were isolated in the sense that the Company no longer seeks to acquire an equity stake in the company it funds as a commercial lender, rather we make revenue based on interest, origination and due diligence fees, service fees and participation fees related to commercial loan transactions, therefore, we expect a trend of discontinued revenue associated with the sale of equity.

9.	We note your disclosure on page 1 that you are a holding company with operating subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing. Please revise to quantify financial information, including revenues and gross profit or other profitability metrics, by business unit or segment for each period presented. Refer to Item 9 of Form 1-A.

RESPONSE: We are a holding company and the president, as the chief operating decision maker, reviews and makes decisions allocating the Company’s resources on a consolidated basis and therefore we currently operate as a single operating entity, which is lending and related services. Every other aspect of our business is part of that core business. Therefore, we only account for and report as a single segment operating business.

Therefore, we have revised the document to reflect the fact that we operate as a single segment business in multiple industries.

10.	Please revise to provide the weighted average yield on your loans receivable and the weighted average cost of your notes payable for each period presented in MD&A and explain any material trends.

RESPONSE: We have revised the Document as follows:

In 2017, our weighted average cost of funds from notes payable was 10.05% per annum and in 2018 it was 8.88% per annum.

In 2017, our weighted average yield on loans receivable was 13.61% per annum and in 2018 it was 11.18% per annum.

Operations – Our Lending Business Tier I – A Direct Secured Loan, page 19

11.	Please revise to explain your strategy for offering interest rates on secured loans which approximates your actual capital cost.

RESPONSE: We have revised the Document to include the following additional disclosure:

Our business lending model is based on us loaning or money at a cost which approximates our actual cost of capital for such loans, and we create revenue through origination fees, due diligence fees, loan closing and title fees, loan servicing and other fees for services rendered to a project and participation fees on the ultimate build out or sale of the project on a per unit basis.

Tier III – Participation Fees, page 19

12.	Please revise to disclose the amount of participation fees recognized in each period presented and what line item they are presented in the income statement.

RESPONSE: We have revised the Document to include the following additional disclosure:

From an accounting standpoint, we have grouped the participation fees along with our due diligence fees, origination fees, management and marketing fees and other income on our income statement. In 2017 we earned participation fees of $237,145 and in 2018 we earned participation fees of $691,684.

13.	Please revise to disclose your revenue recognition policies related to participation fees in your financial statement notes.

RESPONSE: We have revised the Document to include the following additional disclosure:

We recognize revenue associated with these various service fees and participation fees at the time such fees are deemed earned in accordance with the particular loan agreement with our borrower.

Interest of Management and Others in Certain Transactions, page 21

14.	We note the cross reference to footnotes 13 and 14 to the financial statements. Please revise to disclose here the information required by Item 13 of Form 1-A.

RESPONSE: We have revised the Document accordingly.

Securities Being Offered The Bonds, page 22

15.	You disclose that the bonds will be secured by a first lien on a pool of mortgage loans or other asset backed business loans. Please revise to disclose the contractual rights bondholders have related to the pool. For example, clarify whether a bondholder has the right to sell or repledge the assets in the pool.

RESPONSE: We have revised the document to reflect a change of plan for this offering. We have decided to use a single purpose subsidiary for this Offering, that will be dedicated to these proceeds with no cross usage, pooling or commingling of funds.

16.	Item 5 states that an 84-month maturity Bond will be due in full at the end of 72 months. Please explain or revise here and elsewhere, as appropriate.

RESPONSE: We have revised the Document to correct this inconsistency.

17.	Revise to clarify, if true, that there are no rollover features, or revise to describe.

RESPONSE: We have revised the Document to describe the rollover provisions of the Bonds, as follows:

Automatic Rollover Provisions: The Bonds will all automatically roll over for successive periods on the identical terms to the original period , unless the holder of such Bond(s) provides 90 days written notice to the Company, on forms and in such manner as established by the Company from time to time, of the intent of the holder not to have the respective Bond not rollover to a successive period, and instead elects to have the Bond paid at original maturity in accordance with its terms.

Financial Statements, page F-1

18.	Please revise to include updated financial statements in accordance with paragraphs (b)(3)-(4) of Part F/S and update related disclosures in the filing.

RESPONSE: We will update our financial statements with the filing of our amended offering statement along with the filing of an Amended Form 1-K prior to qualification.

19.	We note your disclosure on page 1 that you are a holding company with operating subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing. Please tell us in detail how you identified your operating segments and your reportable segments and ensure that you disclose the information required by ASC 280-10-50-20.

RESPONSE: We are a holding company and the president, as the chief operating decision maker, reviews and makes decisions allocating the Company’s resources on a consolidated basis and therefore we currently operate as a single operating entity, which is lending and related services. Every other aspect of our business is part of that core business. Therefore, we only account for and report as a single segment operating business.

Therefore, we have revised the document to reflect the fact that we operate as a single segment business in multiple industries.

Report of Independent Registered Public Accounting Firm, page F-2

20.	Please tell us how your auditor determined that an emphasis of a matter paragraph, due to the financial statement restatement disclosed in Note 3, was not required considering the guidance in AU-C Section 708.13.

RESPONSE: We will be filing an amended Form 1-K prior to qualification of the offering statement and we will include an emphasis of matter paragraph in our filing.

21.	Please tell us how your auditor determined that there was not substantial doubt about your ability to continue as a going concern for a reasonable period of time and that an emphasis of a matter paragraph was not warranted. Refer to AU-C Section 570 for guidance.

RESPONSE: Our auditor reviewed our current cash flows, cash availability, our ability to borrow additional funds and our current collections on existing loans in addition to our reduced operating expenses and agreed with management’s conclusion that there was no going concern issue at that time.

Consolidated Balance Sheets, page F-3

22.	We note your common stock has no par value and that you have credited common stock for amounts received in exchange for common stock. Please tell us why amounts were not recorded as additional paid in capital upon issuance of stock with no par value or revise to recognize amounts received in exchange for no par value common stock as additional paid in capital.

RESPONSE: Our prior and our current auditors both reviewed this presentation and agreed with the Company’s accounting on the basis that there is no par value common stock with no stated value so that the entire value received for the issuance of common stock is included as common stock. In addition, it was indicated that this treatment is correct in the Accountant’s Handbook.

23.	We note you presented $1,157,630 of goodwill in your June 30, 2018 Balance Sheet included in your Form 1-A POS filed on October 2, 2018. We also note that you do not present any goodwill in your December 31, 2018 Balance Sheet. Please tell us the facts and circumstance related to recognizing the goodwill at June 30, 2018 but no longer presenting the amounts or any impairment of goodwill in your December 31, 2018 financial statements.

RESPONSE: This goodwill figure was something that was incorrectly accounted for internally but was picked up and eliminated by our auditor during our annual audit and Form 1-K filing.

Consolidated Statements of Operations, page F-4

24.	Please tell us why you present the $1.8 million gain on sale of equity interest in revenue. Alternatively, please revise to present this amount in other income. Refer to Rule 5-03 of Regulation S-X for guidance.

RESPONSE: Our initial business model was to make loans and also acquire equity in addition to realizing interest, fees and other revenues sources related to the loan transaction. Since the equity was acquired as an integral part of the overall loan transaction and later sold or disposed of in the ordinary course of business, we consider it to be a revenue item.

25.	Please tell us why you present interest income in revenue. Alternatively, please revise to present these amounts in other income. Refer to Rule 5-03 of Regulation S-X for guidance.

RESPONSE: As commercial lending is our core operating business, we consider all interest income to be part of our operating revenue.

26.	Given the materiality of amounts, please revise to present bad debt expense in a separate line item. Refer to Rule 5-03 of Regulation S-X for guidance.

RESPONSE: This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K which will include bad debt expense presented as a separate line item.

Statements of Consolidated Cash Flows, page F-6

27.	Please tell us why you present cash flows related to issuing and collecting business loans in the operating section, and the supporting accounting guidance considered. Alternatively, please present these items in the investing section. Refer to ASC 230-10- 45-12 for guidance.

RESPONSE: As lending is our core business, cash flows related to this business are our core revenue source. As a commercial lender, we do not consider these to be investments, rather they are commercial loans and cash flows resulting therefrom are accounted for as operating activities.

28.	Please tell us where you present the preferred membership unit distribution of $112,724 in 2017 in the statement of cash flows and provide supporting details for your presentation.

RESPONSE: This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K to present the preferred membership unit distribution of $67,087 and the balance of $45,637 was accrued in 2017.

Note 2: Summary of Significant Accounting Policies Business Loans Receivable, page F-8

29.	Please revise to describe your policy for charging off loans receivable. Specifically discuss the triggering events or other facts and circumstances that will cause you to charge-off a note. Refer to ASC 310-10-50-11B(b) for guidance.

RESPONSE: This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K to include the following disclosure:

“We review each loan and we update our market analysis, appraisals and other valuation information at the end of each accounting period and at the end of each accounting we conduct a full review of all loans and their respective valuations internally.”

30.	Please revise to disclose your policy for recording payments received on nonaccrual loans and for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50- 6(c) and ASC 310-10-50-6(b) for guidance.

RESPONSE: This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K to include the following disclosure:

The Company’s policy on our nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if we deem the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

31.	Your disclosure of the amount of the allowance for loan losses on page F-8 does not agree to the amount disclosed on page F-12. Please revise as necessary.

RESPONSE: This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K to reflect the allowance for 2018 to be $664,901 on both pages F-8 and F-12.

32.	We note your disclosure that each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring. Please revise to disclose how you consider whether a modification is a troubled debt restructuring. Specifically, explain the key factors you consider to determine if a modification represents a concession and whether the borrower is experiencing financial difficulties. Refer to ASC 310-40 for guidance.

RESPONSE: This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K to include the following disclosure:

Prior to entering into an agreement to modify any of our loans, we conduct a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

Note 3: Adjustments to Prior Year Financial Statements, page F-12

33.	We note your disclosure of the multiple correction of errors. In order to more clearly show the effect of your corrections, please revise to present the impacted financial statement line items as originally reported, as adjusted, and the impact of the corrections. Refer to ASC 250-10-50-7 and the example disclosure in ASC 250-10-55 for guidance.

RESPONSE: This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K, to include the following comparison table.

	As Originally		As Restated
	2017	Change	2017

Balance Sheet:

Total assets	10,962,882	(741,594)	10,221,288

Total liabilities	2,623,552	302,596	2,926,148

Additional paid in capital	2,891,058	(1,807,870)	1,083,188

Accumulated deficit	(5,738,603)	1,029,117	(4,709,486)

Statement of Operations:

General and administrative expenses	(5,568,460)	1,796,313	(3,772,147)

Net Loss	(4,661,317)	1,141,841	(3,519,476)

Note 5 Business Loans Receivable, page F-12

34.	We note your disclosure that your portfolio segments are real estate and transportation. Please revise to provide a roll forward of your allowance for loans losses by portfolio segment for each period presented. Refer to ASC 310-10-50-11B(c) for guidance.

RESPONSE: We are a holding company and the president, as the chief operating decision maker, reviews and makes decisions allocating the Company’s resources on a consolidated basis and therefore we currently operate as a single operating entity, which is lending and related services. Every other aspect of our business is part of that core business. Therefore, we only account for and report as a single segment operating business. Therefore, we have revised the document to reflect the fact that we operate as a single segment business in multiple industries.

35.	Your disclosure on the bottom of page F-12 appears to indicate that every notes receivable was impaired at December 31, 2018. As noted in the guidance in ASC 310-10-35-2, a note is impaired if it is probable that you will be unable to collect all the contractual interest and principal payments as scheduled in the loan agreement. Please revise your disclosure to disclose both the balance of your allowance for loan losses and your recorded investment in loans by impairment method (e.g. collectively evaluated or individually evaluated) for each loan portfolio segment at each period end. Please note that a loan individually reviewed for impairment but determined not to be impaired should be measured for impairment under ASC 450-20 and is presented as collectively evaluated in your disclosure. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

RESPONSE: This is a clerical error. This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K to properly show that all of our loans are not impaired.

36.	Please revise to present the recorded investment in loans receivable on nonaccrual status by class of loan receivable or portfolio segment at each period end. Refer to ASC 310-10- 50-7(a) for guidance.

RESPONSE: We are a holding company and the president, as the chief operating decision maker, reviews and makes decisions allocating the Company’s resources on a consolidated basis and therefore we currently operate as a single operating entity, which is lending and related services. Every other aspect of our business is part of that core business. Therefore, we only account for and report as a single segment operating business. Therefore, we have revised the document to reflect the fact that we operate as a single segment business in multiple industries.

37.	Please revise to provide an age analysis of past due loans receivable by class or portfolio segment at each period end. Refer to ASC 310-10-55-9 for guidance.

RESPONSE: We are a holding company and the president, as the chief operating decision maker, reviews and makes decisions allocating the Company’s resources on a consolidated basis and therefore we currently operate as a single operating entity, which is lending and related services. Every other aspect of our business is part of that core business. Therefore, we only account for and report as a single segment operating business. Therefore, we have revised the document to reflect the fact that we operate as a single segment business in multiple industries.

Note 8: Notes Payable, page F-13

38.	Please revise to disclose the weighted average interest rate of each type of obligation. Separately present the rate for the current portion and the long term portion. Refer to ASC 210-10-S99-1 for guidance.

RESPONSE: This matter will be addressed when the amended offering statement is filed with the amended Form 1-K, which will include the following disclosure:

The weighted average interest rate for our notes payable, broken down by current and long term portion is:

Current Portion 2017: 12%

Long Term Portion 2017: 9.9%

Current Portion 2018: 9.1%

Long Term Portion 2018: 8.2%

39.	Please revise to disclose the carrying amount and classification of any assets pledged as collateral for your notes payable. Refer to ASC 860-30-50-1A.b.1 for guidance.

RESPONSE: We will revise the amended offering statement at the time of the filing of our Amended Form 1-K, to include the following disclosure:

At December 31, 2017, the Company had secured notes payable in the amount of $1,845,000 and at December 31, 2018, the Company had secured notes payable in the amount of $6,504,383. These loans were secured by the underlying business loans receivable to the Company in the amount of $6,857,627 for December 31, 2017 and $14,683,476 for December 31, 2018.

The outstanding secured notes payable are always 100% collateralized by business loans receivable.

40.	Please revise to disclose qualitative information about the relationship between any assets pledged and the associated liabilities. For example, if assets are restricted solely to satisfy a specific obligation, a description of the nature of restrictions placed on those assets, etc. Refer to ASC 860-30-50-1A.b.2 for guidance.

RESPONSE: We will revise the amended offering statement at the time of the filing of our Amended 1-K, to include the following disclosure:

At December 31, 2017, the Company had secured notes payable in the amount of $1,845,000 and at December 31, 2018, the Company had secured notes payable in the amount of $6,504,383. These loans were secured by the underlying business loans receivable to the Company in the amount of $6,857,627 for December 31, 2017 and $14,683,476 for December 31, 2018.

The outstanding secured notes payable are always 100% collateralized by business loans receivable.

Note 11: Stock Options, page F-14

41.	Please revise to clarify why management determined that an adjustment was not required due to the modifications of the stock options.

RESPONSE: Management engaged a third party to perform an independent valuation of the stock options at the modification date and it was determined that the adjustment was not material.

Note 12: Income Taxes, page F-15

42.	Please revise to disclose the components of your gross deferred tax asset and liability at each period end presented. Refer to ASC 740-10-50-2 for guidance.

RESPONSE: This matter will be addressed, prior to qualification, when the amended offering statement is filed with the amended Form 1-K which will include disclosure of the components of gross deferred tax asset and liabilities for each period end presented.

Note 14: Related Party Transactions, page F-16

43.	Please revise to disclose why the sale of your equity interest in a sand and stone mining operation represents a related party transaction.

RESPONSE: This was an error. It was not a related party transaction and this Note will be revised when the amended offering statement is filed with the amended Form 1-K.

44.	We note your disclosure that you hold a $4 million secured note and mortgage on the sand and stone mining operation and real estate. Please revise to disclose all material related party amounts on the face of your balance sheet, income statement and statement of cash flows for all periods presented. Refer to ASC 235-10-S99-1(k).

RESPONSE: This was an error. It was not a related party transaction and this Note will be revised when the amended offering statement is filed with the amended Form 1-K.

Note 15: Acquisitions, page F-17

45.	Please provide us an analysis of how you accounted for the acquisition of the assets of Legion Select Venture Fund, LLC. In your analysis:

●	Tell us the method of accounting (e.g. acquisition of assets, acquisition method, transaction between entities under common control) and provide any guidance supporting your accounting determinations.

●	Clarify how you initially measured the assets acquired and liabilities assumed. If you used fair value, please tell us how you determined fair value. If not, please tell us the guidance supporting the initial measurement and how you considered the guidance in ASC 805-50-30-2.

●	Quantify each major class of assets acquired and liabilities assumed.

●	Provide a summary journal entry of the transaction with supporting commentary explaining the basis for any material amounts or judgments made.

RESPONSE: We accounted for the acquisition under the acquisition method of accounting. However, because the fund was newly formed, the material investments made were all less then six months old and their value was considered their fair value resulting in no goodwill or bargain purchase gain. We did not acquire any liabilities as part of this transaction. The assets acquired consisted of cash of $899,016 and notes receivable in the face amount of $5,809,767, net of deferred income.

46.	We note the preferred membership units earn a dividend of 12% plus 25% of the net income from the assets acquired. Please provide us the calculation of the amount of net income attributed to the non-controlling interest and the amount distributed for 2017 and 2018. Please provide supporting commentary to allow us to fully understand the calculation.

RESPONSE:

For 2017, the profit was $45,637, which represented 25% of the net profit, after accounting for the 12% preferred and all costs associated with the Fund. These funds were distributed to the Fund investors.

For 2018, there was no profit distribution as there was no net profit, as the Fund was flat after payment of the 12% preferred distribution and expenses.

47.	Your disclosure of the amount of the allowance for loan losses related to the $1.7 million secured loan on the assets of the maritime renovation and sales company is greater than the allowance for loan losses for the entire company as disclosed in Note 5 on page F-12. Please revise as necessary.

RESPONSE: This was an error in stating this as an “allowance” as opposed to a bad debt write off of $792,000 and will be corrected when the amended offering statement is filed with the amended Form 1-K.

48.	Please revise to disclose the gain or loss related to the maritime renovation and sales company acquisition and sale.

RESPONSE: This matter will be addressed when the amended offering statement is filed with the amended Form 1-K which will include disclosure to state that there was no gain or loss on the referenced transaction.

49.	Please revise to disclose the purchase price allocation and other information required by ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50 related to the acquisition of Dorman – Willis Motors, Inc.

RESPONSE: This matter will be addressed when the amended offering statement is filed with the amended Form 1-K which will include disclosure for the breakdown of the purchase price paid for Dorman-Willis Motors, Inc, as follows:

The purchase price allocation of Dorman-Willis Motors, Inc. of $696,768 consisted of cash of $42,436, accounts receivable of $399,667, inventory of $1,030,683, prepaid expenses of $16,432, fixed assets of $117,345, accounts payable of $97,256 and floorplan notes payable of $812,539.

50.	We note disclosure in your Form 1-A POS filed on October 2, 2018 related to the acquisitions of SDC of Florida, LLC and A.R. Bailey Homes, LLC on July 2, 2018. Please tell us how these acquisitions are accounted for in your financial statements and ensure you disclose all required information.

RESPONSE: These acquisitions were not accounted for as acquisitions because we never took operating control of the businesses and we ultimately rescinded these transactions, from the time of initial contract, with the Sellers. Since we never had final consummation of the transaction and never took operating control, we did not account for acquisition of these businesses.

By agreement with the Sellers, all monies that were contributed toward these acquisitions ($1,230,000) were deemed to be loans from the Company to the Sellers and an agreement was reached for repayment of such amounts by Seller to the Company, with interest. Therefore, the transactions are recorded as loans from the Company to the Sellers of these businesses.

Notes to Consolidated Financial Statements Note 17: Subsequent Events, page F-17

51.	Please supplementally provide details on the $4,700,000 of new Notes issued after December 31, 2018, including the number of purchasers, any commissions paid, and exemptions relied on to make these sales.

RESPONSE: The $4,700,000 borrowed by the Company during the relative period was not from the “sale of notes” to investors. These were secured commercial loans made by private commercial lenders and were not the sale of securities. There were not any commissions paid for these loans.